FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 19, 2012

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED TOTAL RETURN GOVERNMENT BOND FUND(the “Trust”)

Service Shares

1933 Act File No. 333-181464

1940 Act File No. 811-7309

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on June 8, 2012, regarding the proposed reorganization of Federated U.S. Government Bond Fund (the “Acquired Fund”) and Federated Total Return Government Bond Fund (the “Acquiring Fund”). As discussed with the SEC examiners, John Grzeskiewicz and Kathy Churko, the following changes have been made in response to the comments received:

1.	In response to your comment regarding filing of the tax opinions, these opinions will be filed with the SEC after the closing date of the reorganization.
2.	In response to your comment regarding the sentence in the “Comparison of Investment Objectives, Policies and Risks” section, we will remove it.
3.	In response to your comment regarding the missing date on the Facing Page of the filing, we state that the effective date of the N-14 will be June 15, 2012.
4.	In response to your comment regarding the “Reasons for the Reorganization”, we will add a statement stating what percentage of securities of the Acquired Fund’s portfolio that may be sold by the Acquiring Fund.
5.	In response to your comment regarding the sale of assets of the Acquired Fund, we will include a statement referencing the percentage of the assets of the Acquired Fund’s portfolio that may be sold by the Acquiring Fund.
6.	In response to your comment regarding the Fee Table example, the Trust has elected to not show the voluntary fee waivers in the Fee Table example. We acknowledge that the voluntary fee waiver may only be changed by the Board of Trustee’s approval.
7.	In response to your comment regarding the bar charts, we will modify the charts to reflect the total returns of the Funds on the same scale.
8.	In response to your comment regarding the Market Capitalization chart, Federated will show the proxy costs in the Market Capitalization chart.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki

Joseph W. Kulbacki

Senior Paralegal

Enclosures